mr


10036029

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47441

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: Herman, Alexis & Co., Inc.
MAS Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1522 W. Manchester Avenue
(No. and Street)

Los Angeles	CA	90047
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark H. Rhynes — 323-842-3959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name)*

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 8 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, Mark H. Rhynes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Herman, Alexis & Co., Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public


GRAYLAND ANTON STEELE
Commission # 1778449
Notary Public - California
Los Angeles County
My Comm. Expires Nov 6, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of Los Angeles } ss.

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 22 (Date) day of Feb (Month), 2010 (Year), by
(1) Mark H Rhynes (Name of Signer),

☐ Personally known to me
☑ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)
(and
(2) ______ (Name of Signer),

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature of Notary Public



GRAYLAND ANTON STEELE
Commission # 1778449
Notary Public - California
Los Angeles County
My Comm. Expires Nov 6, 2011

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

Herman, Alexis & Co., Inc.

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Herman, Alexis & Co., Inc.
Los Angeles, CA 90047

I have audited the accompanying statement of financial condition of Herman, Alexis & Co., Inc., (the Company) as of December 31, 2009 and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Herman, Alexis & Co., Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Herman, Alexis & Co., Inc. as of December 31, 2009 and the result of its operations, cash flows and stockholders' equity for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 the lack of income from the reverse merger business raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Elizabeth Tractenberg, CPA
Los Angeles, California
February 6, 2010

Herman, Alexis & Co., Inc.
Statement of Financial Condition
December 31, 2009

Assets

Cash		$ 186
Investments, at fair market value		22,577
Total assets		$ 22,763

Liabilities & Stockholders' Equity

Liabilities		
Income taxes payable		$ 3,200
Total liabilities		3,200
Stockholders' equity		
Common stock, no par value, 100 shares authorized. 100 shares issued and outstanding	$ 100	
Additional paid-in capital	154,545	
Accumulated deficit	(135,082)	19,563
Total Liabilities & Stockholders' Equity		$ 22,763

See Accompanying Notes to Financial Statements

Herman, Alexis & Co., Inc.
Statement of Operations
For the Year Ended December 31, 2009

Revenue	
Interest and dividend income	$ 80
Unrealized gain (loss) on investments	(450)
Total revenue (loss)	(370)
Expenses	
Other operating expenses	65
Total expenses	65
Net income (loss) before income tax provision	(435)
Income tax provision	800
Net income (loss)	$ (1,235)

See Accompanying Notes to Financial Statements

Herman, Alexis & Co., Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2008	$ 100	$ 154,545	$ (133,847)	$ 20,798
Net Income (Loss)			(1,235)	(1,235)
Balance, December 31, 2009	$ 100	$ 154,545	$ (135,082)	$ 19,563

See Accompanying Notes to Financial Statements

Herman, Alexis & Co., Inc.
Statement of Changes in Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:		
Net income (loss)	$	(1,235)
Unrealized (gain) loss on investments		450
Adjustments to reconcile net income to net cash provided (used in) operating activities:		
Increase (decrease) in:		
Income taxes payable		800
Net cash and cash equivalents provided by operating activities		15
Cash flows from investing activities:		0
Cash flows from financing activities:		
Proceeds from additional paid-in capital		0
Net cash and cash equivalents provided by (used in) financing activities		0
Net increase in cash and cash equivalents		15
Cash and cash equivalents at beginning of year		171
Cash and cash equivalents at end of year	$	186
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Interest	$	0
Income taxes	$	0

See Accompanying Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Herman, Alexis & Co., Inc. (the Company) was incorporated in the State of Delaware in February 1994, under the name Herman Alexis & Co., Inc. The Company changed its name to Solomon, David, Herman, Alexis & Co., Inc. on April 4, 2002. On December 27, 2004 the Company changed the name back to Herman, Alexis & Co., Inc. The Company is a fully disclosed broker/dealer, whereby it does not hold customer funds or securities, and is registered under the Securities and Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulatory Agency ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company does not need to file the supplemental report on the SPIC annual general assessment reconciliation or exclusion from membership form for the year ended December 31, 2009 as provided for in section 4(d)(1)(c) of the Securities Investor Protection Act of 1970 as the SIPC assessment is a minimum assessment of $150.

The Company's primary business is reverse merger consultation.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company elected to be taxed as an S Corporation for Federal and California state income tax purposes. As an S Corporation, Federal and California state taxable income or loss of the Company is allocated to each stockholder in proportion to the stockholder's ownership interest. The appropriate income tax for the allocated share of income is determined by the stockholder's tax status. Additionally, S Corporations are subject to California franchise tax of 1.5% of taxable income.

NOTE 2 – INVESTMENTS AT FAIR MARKET VALUE

Investments, at fair market value, consist of the following at December 31, 2009:

Mutual Fund	$10,848
Stocks	11,729
Total Investments	$22,577

NOTE 3 – PROVISION FOR INCOME TAXES

The Company elected to be taxed as an "S" Corporation whereby the Company's income or loss passes directly to the stockholders. There is a 1.5% state tax with an $800 minimum.

NOTE 4 – NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) as defined under such provisions. See page 8 for the computation of net capital.

NOTE 5 - GOING CONCERN

The Company's sole activity is the fluctuation in the value of its investments.

Herman, Alexis has strategically focused its energies on capturing under-served segments of the financial services markets. More specifically, the Company is targeting small to micro-sized companies for reverse mergers, globally based – those with market caps of $5 million to $25 million – that fall below the radar of the larger investment houses.

Management is confident that as the economy improves, the reverse merger business will improve as well and the company will start earning money.

NOTE 6 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

During the year ended December 31, 2009, SIPC raised its member's assessment to 0.0025 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report Under SEA Rule 17a-5(e)(4) for fiscal years ending December 31, 2009 because the SIPC assessment is a minimum assessment of $150.

Herman, Alexis & Co., Inc.
Schedule I
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2009

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	19,563
Nonallowable assets:		
Haircut		(3,387)
Net Capital	$	16,176
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	213
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
Excess Capital	$	11,176
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	15,856
Computation of Aggregate Indebtedness		
Total liabilities net of deferred income taxes payable and deferred income	$	3,200
Percentage of aggregate indebtedness to net capital		20%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$	17,306
Variance:		
Accrued expense		(800)
Haircut		(333)
Rounding		3
Net Capital Per Audit Report	$	16,176

See Accompanying Notes to Financial Statements

HERMAN, ALEXIS & CO., INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to Herman, Alexis & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

HERMAN, ALEXIS & CO., INC.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Herman, Alexis & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1)

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART II
Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Herman, Alexis & Co., Inc.
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental schedules of Herman, Alexis & Co., Inc. (the Company) for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Herman, Alexis & Co., Inc.
Los Angeles, California

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.



Elizabeth Tractenberg, CPA
Los Angeles, California
February 6, 2010